

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 1, 2007

Via U.S. Mail and Fax (281) 538-4730

Mr. David Micek, President and Chief Executive Officer
Eagle Broadband, Inc.
101 Courageous Drive
League City, TX 77573

 RE: **Eagle Broadband, Inc.**
 Form 10-K for the year August 31, 2006
 Filed on November 20, 2006
 File no. 1-15649

Dear Mr. Micek:

 We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in the future filing. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended August 31, 2006

Item 6. Selected Financial Data

1. It appears that you present "Adjusted Net Loss" as non-GAAP measures of operating performance. For non-GAAP measure of operating performance, it is generally not appropriate to exclude "Impairment- Slow moving inventory", "Depreciation" and "Impairment Expenses", since these charges have been recurring. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available at: www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. If you present a non-GAAP measure that excludes these recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes each of these recurring charges is useful.

Your discussion should, at a minimum, disclose the following for the non-GAAP measure:
- the manner in which management uses the non-GAAP measure to conduct or evaluate the business;
- the economic substance behind management's decision to use such a measure; and
- the manner in which management compensates for these limitations when using the non-GAAP financial measure.

Item 10 of Regulation S-K prohibits the use of titles or descriptions of non-GAAP measures that are confusingly similar to GAAP financial measures. Please revise the title of this non-GAAP measure to more accurately describe this measure and how management uses it.

In your response to this comment, please provide the revised presentation you will include in future filings.

Item 7. Management's Discussion and Analysis of Financial condition and Results of Operations

Critical Accounting Policies

2. Your present disclosure in most part is repetition of the disclosure presented in Note 1 to the notes to the consolidated financial statements. We believe that your disclosures, with respect to critical accounting policies, do not provide investors with an understanding of those estimates and assumptions that are both important to the portrayal of your financial condition and results of operations and require your most difficult, subjective or complex judgments. None of the critical accounting policies that you include in your current disclosures include the sensitivity analysis or other quantitative information as required per this release. Revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Impairment Assessment

3. Disclose in more detail how you determine the fair value of your reporting units using the present value technique and the quoted market approach. Also tell us why you believe it is appropriate to use the methodology that results in a greater value as disclosed in Note 6 to your financial statements.

Results of Operations

4. Please refer to the following disclosures appearing in the MD&A section of your Form 10-Q for nine month period ended May 31, 2006. Under the caption "Impairment Assessment" you disclosed that "For the quarter ending May 31, 2006, management has determined there are no changes in circumstances since the fiscal year ended August 31, 2005 to indicate testing for impairment at the reporting unit level (operating segment or one level below an operating segment) is required". Further you disclose

under the caption "Impairment of Long-Lived Assets" that "For the quarter ending May 31, 2006, management has determined there are no changes in circumstances or events that have occurred subsequent to the fiscal year ended August 31, 2005, to indicate testing for recoverability was required". As per the disclosure in Note 19 during both the fourth quarter ended August 31, 2006 and the fourth quarter ended August 31, 2005, the Company recorded material impairment, write-downs and restructuring costs. There is a concern that investors may have been surprised by these 4th quarter impairment charges since apparently there was no disclosure in the 3rd quarter 10-Q`s that management was contemplating restructuring actions that could have a material adverse impact on operating results. Similarly, there did not appear to be disclosure about the existence of business and/or competitive factors that were adversely impacting operating results in the businesses that subsequently resulted in the impairment charges. Item 303(A)(3)(ii) of Regulation S-K requires you to include in MD&A a description of any known uncertainties that could reasonably be expected to have a material impact on operating results. Please explain us in detail the timing of the fourth quarter adjustment and the factors arose in the 4th quarter or whether such conditions had persisted through prior periods.

Liquidity and Capital Resources

5. In addition, please discuss in your plan of operations the Company's viable plans and include a reasonable detailed discussion of the Company's ability to generate sufficient cash to support its operations during the twelve months followings the date of the financial statements presented in the filing. Also, please revise the disclosure under Item 7 of the Form 10-K.

Notes to the Consolidated Financial Statements

Note 18. Segments

6. We note that your segment disclosure does not present the information about the segments goodwill as required by paragraph 45 of SFAS no. 142. Please disclose in future filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director